Filed Pursuant To Rule 424(b)(3)

File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 11 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 13, 2012

ON NOVEMBER 9, 2012, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED NOVEMBER 9, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2012

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA		55305
(Address of principal executive offices)		(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 9, 2012, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the third quarter of 2012. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit
99.1	News release issued by the Company on November 9, 2012.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2012	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr. Its: Chief Executive Officer and President

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	News release issued by the Company on November 9, 2012.

4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS THIRD QUARTER RESULTS

MINNETONKA, MN, November 9—Michael Foods Group, Inc. today reported financial results for the third quarter of 2012.

Net sales for the quarter ended September 29, 2012 were $470.9 million, compared to $459.5 million in 2011, an increase of 2.5% . Net earnings for the quarter ended September 29, 2012 were $8.7 million, compared to $0.6 million in 2011. The earnings increase resulted from higher volumes, improved margins in 2012 due to better alignment of pricing with our input costs, and reduced interest expense of approximately $2.9 million in 2012 compared to 2011 resulting from derivative accounting on interest rate swap contracts.

Net sales for the nine months ended September 29, 2012 were $1,352.4 million, compared to $1,296.6 million in 2011, an increase of 4.3% . Net earnings for the nine months ended September 29, 2012 were $16.4 million, compared to a net loss of $5 million in 2011. The earnings increase resulted from higher volumes, improved margins in 2012 due to better alignment of pricing with our input costs, costs of approximately $8 million in 2011 related to refinancing of our credit agreement, a reduction in cash interest expense in 2012 due to lower debt levels, and reduced interest expense of approximately $4.8 million in 2012 compared to 2011 resulting from derivative accounting on interest rate swap contracts.

Earnings before interest, taxes, depreciation, amortization (“EBITDA”) and other adjustments (“Adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended September 29, 2012 were $61 million, compared to $55.3 million in 2011, an increase of 10.3% . Adjusted EBITDA for the nine months ended September 29, 2012 were $175.5 million, compared to $159.1 million for the same period in 2011, an increase of 10.3% .

“Our third quarter and year to date results reflect the success of our key growth initiatives and the strength of our underlying business processes,” said Jim Dwyer, President and CEO. “Our volume and revenue growth is being driven by new distribution and increased velocity with existing customers. We are also seeing the continued effectiveness of our pass-through pricing mechanisms and continuous improvement programs.”

Michael Foods Group, Inc. uses Adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and Adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our 2011 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2012. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release include changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate & Eliminations	Total
Three months ended September 29, 2012
External net sales	$339,242	$38,033	$93,672	$—	$470,947
Net earnings (loss)	13,115	3,231	1,013	(8,619)	8,740
Adjusted EBITDA	49,637	8,425	4,864	(1,885)	61,041

Three months ended October 1, 2011
External net sales	$321,858	$34,296	$103,333	$—	$459,487
Net earnings (loss)	10,926	1,301	(32)	(11,625)	570
Adjusted EBITDA	47,822	5,349	3,732	(1,575)	55,328

Nine months ended September 29, 2012
External net sales	$960,148	$109,862	$282,424	$—	$1,352,434
Net earnings (loss)	31,383	7,178	5,700	(27,875)	16,386
Adjusted EBITDA	144,250	21,962	18,913	(9,581)	175,544

Nine months ended October 1, 2011
External net sales	$915,271	$99,816	$281,520	$—	$1,296,607
Net earnings (loss)	38,442	4,557	4,989	(53,019)	(5,031)
Adjusted EBITDA	132,452	15,834	16,479	(5,649)	159,116

Beginning January 1, 2012, we changed our internal reporting of segment information. We now report all sales of shell egg and egg products and refrigerated potato products in their respective segments and the balance of our retail distributed products, cheese and other dairy-case products, as our third segment. This change increased the amount of external net sales, net earnings and Adjusted EBITDA reported for prior periods for both the egg products and refrigerated potato products segments as we reclassified the egg and refrigerated potato products previously reported under the Crystal Farms segment. The October 1, 2011 three and nine-month periods have been restated to reflect the new internal reporting. This change has no impact on the assets of the segments as none of the underlying business unit operations were affected by this reporting change.

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended September 29, 2012 (unaudited, in thousands):

	Egg Products	Refrigerated Potato Products	Cheese & Other Dairy-Case Products	Corporate	Total
Net earnings (loss)	$13,115	$3,231	$1,013	$(8,619)	$8,740
Unrealized gain on currency transactions (a)	(780)	—	—	—	(780)

Consolidated net earnings (loss)	12,335	3,231	1,013	(8,619)	7,960
Interest expense	166	103	—	22,212	22,481
Intercompany interest expense (income)	7,082	494	1,079	(8,655)	—
Income tax expense (benefit)	7,617	1,522	694	(5,501)	4,332
Depreciation and amortization	20,274	2,817	1,810	1	24,902
Non-cash and stock option compensation	—	—	—	533	533
Equity sponsor management fee	—	—	—	617	617
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	139	—	—	—	139
Unrealized loss on swap contracts	77	—	—	—	77
Intercompany allocation of corporate admin costs	1,947	258	268	(2,473)	—

Adjusted EBITDA, as defined in the credit agreement	$49,637	$8,425	$4,864	$(1,885)	$61,041

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the quarter ended October 1, 2011 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings (loss)	$10,926	$1,301	$(32)	$(11,625)	$570
Unrealized loss on currency transactions (a)	1,433	—	—	—	1,433

Consolidated net earnings (loss)	12,359	1,301	(32)	(11,625)	2,003
Interest expense	225	153	—	25,480	25,858
Intercompany interest expense (income)	7,365	514	1,123	(9,002)	—
Income tax expense (benefit)	5,676	372	500	(5,572)	976
Depreciation and amortization	19,699	2,851	1,981	1	24,532
Non-cash and stock option compensation	—	—	—	529	529
Equity sponsor management fee	—	—	—	557	557
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	104	104
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	139	—	—	—	139
Unrealized loss on swap contracts	630	—	—	—	630
Intercompany allocation of corporate admin costs	1,729	158	160	(2,047)	—

Adjusted EBITDA, as defined in the credit agreement	$47,822	$5,349	$3,732	$(1,575)	$55,328

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the nine months ended September 29, 2012 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings (loss)	$31,383	$7,178	$5,700	$(27,875)	$16,386
Unrealized gain on currency transactions (a)	(696)	—	—	—	(696)

Consolidated net earnings (loss)	30,687	7,178	5,700	(27,875)	15,690
Interest expense	546	349	—	67,407	68,302
Intercompany interest expense (income)	21,258	1,483	3,240	(25,981)	—
Income tax expense (benefit)	18,155	3,327	3,322	(16,043)	8,761
Depreciation and amortization	60,296	8,451	5,431	4	74,182
Non-cash and stock option compensation	—	—	—	1,586	1,586
Unusual charges (b)	—	—	—	5,842	5,842
Equity sponsor management fee	—	—	—	1,838	1,838
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	425	—	—	—	425
Unrealized gain on swap contracts	(1,082)	—	—	—	(1,082)
Intercompany allocation of corporate admin costs	13,965	1,174	1,220	(16,359)	—

Adjusted EBITDA, as defined in the credit agreement	$144,250	$21,962	$18,913	$(9,581)	$175,544

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.
(b)	The unusual charges relate to the jury award in the National Pasteurized Eggs, Inc. trial.

The following table reconciles net earnings (loss) to Adjusted EBITDA for the nine months ended October 1, 2011 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings (loss)	$38,442	$4,557	$4,989	$(53,019)	$(5,031)
Unrealized loss on currency transactions (a)	756	—	—	—	756

Consolidated net earnings (loss)	39,198	4,557	4,989	(53,019)	(4,275)
Interest expense	709	497	—	75,427	76,633
Intercompany interest expense (income)	7,365	514	1,123	(9,002)	—
Income tax expense (benefit)	19,942	1,517	3,870	(27,381)	(2,052)
Depreciation and amortization	59,123	8,553	5,944	5	73,625
Non-cash and stock option compensation	—	—	—	1,418	1,418
Cash expenses incurred in connection with the transaction	—	—	—	4,760	4,760
Business optimization project expense	—	—	—	2,830	2,830
Realized gain upon the disposition of property not in the ordinary course of business	—	(354)	—	—	(354)
Equity sponsor management fee	—	—	—	1,726	1,726
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	351	351
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	532	—	—	—	532
Unrealized loss on swap contracts	395	—	—	—	395
Loss attributable to the early extinguishment of indebtedness	—	—	—	3,527	3,527
Intercompany allocation of corporate admin costs	5,188	550	553	(6,291)	—

Adjusted EBITDA, as defined in the credit agreement	$132,452	$15,834	$16,479	$(5,649)	$159,116

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of operations are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Operations

For Periods Ended

(In thousands)

	Three Months Ended		Nine Months Ended
	September 29,	October 1,	September 29,	October 1,
	2012	2011	2012	2011
Net sales	$470,947	$459,487	$1,352,434	$1,296,607
Cost of sales	395,589	393,467	1,124,110	1,099,892

Gross profit	75,358	66,020	228,324	196,715

Selling, general and administrative expenses	40,438	37,095	135,154	122,620

Operating profit	34,920	28,925	93,170	74,095

Interest expense, net	22,426	25,850	68,151	76,606
Unrealized (gain) loss on currency transactions	(780)	1,433	(696)	756
Loss on early extinguishment of debt	—	—	—	3,527

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	13,274	1,642	25,715	(6,794)

Income tax expense (benefit)	4,332	976	8,761	(2,052)
Equity in losses of unconsolidated subsidiary	202	96	568	289

Net earnings (loss)	$8,740	$570	$16,386	$(5,031)

			September 29,	December 31,
			2012	2011
Selected Balance Sheet Information:

Cash and equivalents			$103,178	$68,118

Accrued interest			$9,831	$20,420

Long-term debt, including current maturities			$1,249,955	$1,251,089

#    #    #